EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization

VerityStream, Inc. (f/k/a Echo, Inc.)	Tennessee

HealthStream Information Solutions Company	Nova Scotia, Canada

HSTM Group Australia PTY Limited	Australia

HSTM Group New Zealand	New Zealand